                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                             ON COMMAND CORPORATION
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    682160106
                                 (CUSIP Number)

                          Elizabeth M. Markowski, Esq.
                              Senior Vice President
                            Liberty Media Corporation
                             12300 Liberty Boulevard
                               Englewood, CO 80112
                                 (720) 875-5400
            (Name, Address and Telephone Number of Persons Authorized
                     to receive Notices and Communications)

                                November 18, 2002
             (Date of Event which Requires Filing of this Statement)
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         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [__]

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








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1.   Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons
       LIBERTY MEDIA CORPORATION
       84-1288730

2.   Check the Appropriate Box if a Member of a Group
     (a) [_]
     (b) [X]

3.   SEC Use Only

4.   Source of Funds
     Not Applicable.  See Items 3 and 5.

5.   Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d)or 2(e) [_]

6.   Citizenship or Place of Organization
     Delaware

     Number of Shares Beneficially Owned by Each Reporting Person With:

7.   Sole Voting Power                                   165 shares*

8.   Shared Voting Power                                 30,519,494 shares**

9.   Sole Dispositive Power                              165 shares*

10.  Shared Dispositive Power                            30,519,494 shares**

11.  Aggregate Amount Beneficially Owned by Each         30,519,659 shares
     Reporting Person

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares [  ].

13.  Percent of Class Represented by Amount in Row (11) 76.2%.
     Assumes the exercise of currently exercisable Series A Warrants and Series B Warrants and the conversion of the Series D Preferred Stock. See Item 5.

14.  Type of Reporting Person (See Instructions)
     HC, CO



--------

* Includes 40 shares of Common Stock which the Reporting Person would beneficially own upon the exercise of currently exercisable Series B Warrants.

** Includes (i) 1,123,792 shares of Common Stock which the Reporting Persons would beneficially own upon the exercise of currently exercisable Series A Warrants and (ii) 7,947,018 shares of Common Stock, which the Reporting Persons would beneficially own upon the conversion of shares of Series D Preferred Stock. Pursuant to the terms of the Series D Preferred Stock, the shares of Series D Preferred Stock became convertible into shares of Common Stock on December 31, 2002, and may be converted into such shares of Common Stock at the holder's option at any time.


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1.   Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons
       LIBERTY SATELLITE & TECHNOLOGY, INC.
       84-1299995

2.   Check the Appropriate Box if a Member of a Group
     (a) [_]
     (b) [X]

3.   SEC Use Only

4.   Source of Funds
     WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)or 2(e) [_]

6.   Citizenship or Place of Organization
     Delaware

     Number of Shares Beneficially Owned by Each Reporting Person With:

7.   Sole Voting Power                                   0 shares

8.   Shared Voting Power                                 30,519,494 shares*

9.   Sole Dispositive Power                              0 shares

10.  Shared Dispositive Power                            30,519,494 shares*

11.  Aggregate Amount Beneficially Owned by Each         30,519,494 shares
     Reporting Person

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares [  ].

13. Percent of Class Represented by Amount in Row (11) 76.2%. Assumes exercise of currently exercisable Series A Warrants and the conversion of the Series D Preferred Stock. See Item 5.

14.  Type of Reporting Person (See Instructions)
     HC, CO



--------

* Includes (i) 1,123,792 shares of Common Stock which the Reporting Persons would beneficially own upon the exercise of currently exercisable Series A Warrants and (ii) 7,947,018 shares of Common Stock, which the Reporting Persons would beneficially own upon the conversion of shares of Series D Preferred Stock. Pursuant to the terms of the Series D Preferred Stock, the shares of Series D Preferred Stock became convertible into shares of Common Stock on December 31, 2002, and may be converted into such shares of Common Stock at the holder's option at any time.


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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                               Amendment No. 4 to

                                  Statement of

                            LIBERTY MEDIA CORPORATION

                                       and

                      LIBERTY SATELLITE & TECHNOLOGY, INC.

        Pursuant to Section 13(d) of the Securities Exchange Act of 1934
                                  in respect of

                             ON COMMAND CORPORATION



         This amended statement on Schedule 13D/A (this "Amendment") amends the Statement on Schedule 13D originally filed by Liberty Media Corporation, a Delaware corporation ("Liberty") and Ascent Entertainment Group, Inc., a Delaware corporation, formerly an indirect, wholly owned subsidiary of Liberty and currently a wholly owned subsidiary of LSAT, as defined below ("Ascent"), with the Securities and Exchange Commission (the "SEC") on April 7, 2000 (the "Original Statement"). The Original Statement was amended by Amendment No. 1 filed on February 26, 2002 ("Amendment No. 1") by Liberty, Amendment No. 2 filed on May 10, 2002 ("Amendment No. 2") by Liberty and Liberty Satellite & Technology, Inc., a Delaware corporation and a controlled subsidiary of Liberty ("LSAT" and, together with Liberty, the "Reporting Persons"), and Amendment No. 3 filed on November 1, 2002 ("Amendment No. 3") by the Reporting Persons. The Original Statement, Amendment No. 1, Amendment No. 2 and Amendment No. 3 are collectively referred to in this Amendment as the "Statement." The Statement relates to the common stock, $0.01 par value per share (the "Common Stock"), of On Command Corporation, a Delaware corporation (the "Issuer"). Items 3, 4 and 5 of, and Schedule 2 to, the Statement are hereby amended as set forth below. Capitalized terms not defined herein have the meanings given to such terms in the Statement.

         The Reporting Persons are filing this Amendment to report the increase in the number of shares of Common Stock beneficially owned by the Reporting Persons resulting from the acquisition of 2,044,444 shares of Common Stock (the "Additional Shares") on the open market on November 18, 2002 by LSAT.

         Information contained herein with respect to each Reporting Person and its executive officers, directors and controlling persons is given solely by such Reporting Person, and no other Reporting Person has responsibility for the accuracy or completeness of information supplied by such other Reporting Person.

ITEM 3.   Source and Amount of Funds or Other Consideration.

         Item 3 of the Statement is hereby amended and supplemented by adding the following information thereto:

         "The source of funds for the acquisition of the Additional Shares was the general working capital of LSAT. The aggregate purchase price for the Additional Shares was $1,512,888.56, plus broker



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commissions and related expenses of an additional $61,338.32, for a total amount of $1,574,226.88 paid in connection with the acquisition of the Additional Shares."

ITEM 4.   Purpose of the Transaction.

         Item 4 of the Statement is hereby amended and supplemented by adding the following information thereto:

         "As previously disclosed in the Original Statement and Amendment No. 2, the Reporting Persons initially acquired shares of the Common Stock in order to obtain control of the Issuer. LSAT purchased the Additional Shares in order to take advantage of an opportunity to purchase a significant block of shares at a price LSAT considered to be favorable.

         Except as otherwise described in this Item 4, neither the Reporting Persons nor, to the best of their knowledge, any of their executive officers, directors or controlling persons, have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) any changes in the Issuer's charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to Section 12(g)(4) of the Exchange Act, of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

         Notwithstanding the foregoing, each Reporting Person may determine to change its intentions with respect to the Issuer at any time in the future. In reaching any conclusion as to its future course of action, each Reporting Person will take into consideration various factors, such as the Issuer's business and prospects, other developments concerning the Issuer, other business opportunities available to such Reporting Person, developments with respect to the business of such Reporting Person, and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock of the Issuer and the market price of securities of the Reporting Persons. Each Reporting Person reserves the right, depending on other relevant factors, to acquire additional shares of the Common Stock of the Issuer by any means, including, without limitation, in open market or privately negotiated transactions, to dispose of all or a portion of its holdings of shares of the Common Stock of the Issuer or to change its intention with respect to any or all of the matters referred to in this Item."

ITEM 5.   Interest in Securities of the Issuer.

         The information contained in each of the following paragraphs of Item 5 of the Statement is hereby amended and supplemented by adding the following information thereto, and, where applicable, the following information shall supercede and replace any inconsistent information found in Item 5 of the
Statement:

              "(a)The Reporting Persons beneficially own, and may be deemed to share voting and dispositive power with respect to, 30,519,494 shares of Common Stock. Based on the 30,961,607 shares of Common Stock that were issued and outstanding as of November 1, 2002 (as disclosed in the Issuer's Proxy Statement filed on November 27, 2002 with the SEC) and the 9,070,810 shares issuable within 60 days hereof pursuant to outstanding warrants and convertible preferred stock held by the Reporting Persons, the 30,519,494 shares beneficially owned by the Reporting Persons represent, on a



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     pro forma basis calculated in accordance with Rule 13d-3 of the Exchange
     Act, 76.2% of the issued and outstanding shares of Common Stock. Of such 30,519,494 shares beneficially owned by the Reporting Persons (i) 21,448,684 of such shares consist of issued and outstanding shares of Common Stock, (ii) 1,123,792 of such shares consist of shares of Common Stock issuable upon the exercise of currently exercisable Series A Warrants, and (iii) 7,947,018 of such shares consist of shares of Common Stock issuable upon the conversion of 60,000 shares of Series D Preferred Stock, which shares became convertible into shares of Common Stock on December 31, 2002, and may be converted into such shares of Common Stock at the holder's option at any time pursuant to the terms of the Certificate of Designations for the Series D Preferred Stock. Each Series A Warrant represents the right to acquire one share of Common Stock, and each share of Series D Preferred Stock currently represents the right to acquire
     132.4503 shares of Common Stock.

              In addition, Liberty owns, and has sole voting and dispositive power with respect to 165 shares of Common Stock, which 165 shares represent a negligible percentage of the issued and outstanding shares of Common Stock. Of such 165 shares beneficially owned by Liberty (i) 125 of such shares consist of issued and outstanding shares of Common Stock, and
     (ii) 40 of such shares consist of shares of Common Stock issuable upon the exercise of currently exercisable Series B Warrants. Each Series B Warrant represents the right to acquire one share of Common Stock.

              To the knowledge of Liberty, as of the date of this Amendment, none of the Schedule 1 Persons beneficially owns any shares of Common Stock except (i) Jerome H. Kern, who beneficially owns 1,350,000 shares of Common Stock (assuming the conversion of 13,500 shares of Series A Preferred Stock held by Mr. Kern), (ii) Paul A. Gould, who beneficially owns 25,800 shares of Common Stock (25,000 of which are issuable upon the exercise of options to acquire the same), (iii) Gary S. Howard, who beneficially owns 800 shares of Common Stock, and (iv) Elizabeth M. Markowski, who owns 25,000 shares of Common Stock (15,000 of which are restricted and subject to repurchase under certain circumstances).

              To the knowledge of LSAT, as of the date of this Amendment, none of the Schedule 2 Persons beneficially owns any shares of Common Stock except (i) Gary S. Howard, who beneficially owns 800 shares of Common Stock and (ii) William R. Fitzgerald, who beneficially owns 400 shares of Common Stock.

              (b) LSAT beneficially owns 30,591,494 shares of Common Stock, but by virtue of it being a controlled subsidiary of Liberty (as Liberty owns 97.6% of the voting power of LSAT's outstanding capital stock, as disclosed in LSAT's Proxy Statement filed on October 11, 2002), it shares voting and dispositive power with respect to such shares of Common Stock with Liberty.

              Liberty has the sole power to vote, or to direct the voting of, and to dispose of, or to direct the disposition of, 165 shares of Common Stock beneficially owned by Liberty.

              (c) Except as set forth or incorporated by reference herein, no Reporting Person or, to the best knowledge of each Reporting Person, any executive officer or director of such Reporting Person, has effected any transaction in the Common Stock during the past 60 days."



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                                   SIGNATURES

         After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this statement is true, complete and correct.

         Dated:  January 24, 2003

                               LIBERTY MEDIA CORPORATION

                               By:  /s/ ELIZABETH M. MARKOWSKI
                                  ------------------------------------
                                  Name:   Elizabeth M. Markowski
                                  Title:  Senior Vice President


                               LIBERTY SATELLITE & TECHNOLOGY, INC.

                               By:  /s/ KENNETH G. CARROLL
                                  ------------------------------------
                                  Name:   Kenneth G. Carroll
                                  Title:  Acting President






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Schedule 2 to the Statement is hereby amended to read in its entirety as follows:

                                   SCHEDULE 2

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                      LIBERTY SATELLITE & TECHNOLOGY, INC.

         The name and present principal occupation of each director and executive officer of LSAT are set forth below. The business address for each person listed below is c/o Liberty Satellite & Technology, Inc., 12300 Liberty Boulevard, Englewood, Colorado 80112. All executive officers and directors listed on this Schedule 2 are United States citizens.


       NAME                               PRINCIPAL OCCUPATION
       ----                               --------------------
Alan M. Angelich             Director of LSAT; President of Janco Partners, Inc.

Robert R. Bennett            Director of LSAT; President and Chief Executive Officer of Liberty

William H. Berkman           Director of LSAT; Managing Partner of the Associated Group, LLC

Kenneth G. Carroll           Acting President, Chief Financial Officer and Treasurer of LSAT

William R. Fitzgerald        Director of LSAT; Senior Vice President of Liberty; Chairman of the Board of
                             Directors of Ascent Media Group, Inc.

John W. Goddard              Director of LSAT

J. Curt Hockemeier           Director of LSAT; President and Chief Executive Officer of Arbinet-theexchange

Gary S. Howard               Director and Chairman of the Board of Directors of LSAT; Executive Vice
                             President and Chief Operating Officer of Liberty






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